SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

_________________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the National Securities and Exchange Commission dated June 23, 2009 regarding a repurchase of residual shareholding in Telefónica de Argentina S.A. by shareholder Telefónica S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, June 23rd, 2009

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Repurchase of Residual Shareholding in
Telefónica de Argentina S.A.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Chapter XXI, Section 2, General Resolution No. 368/01.

In this regard, please be advised that today this Company was served notice – which is attached hereto – by shareholder Telefónica S.A. stating that, as a result of a notice served by a minority shareholder, it intends to buy back all the remaining capital stock held by Telefónica de Argentina S.A. minority shareholders under the terms set forth in Chapter VII, Decree No. 677/01.

Pursuant thereto and by virtue of the provisions included in Section 28 of the aforementioned Decree, this Company will timely start the dealings related to the withdrawal of its shares from the public offering.

Yours sincerely,

Pablo Llauró
Attorney

Telefónica de Argentina S.A.

Mr. Eduardo Fernando Caride
Chairman of the Board of Directors
Telefónica de Argentina S.A.
Ingeniero Huergo 723, 20th Floor
Buenos Aires
Argentina
Fax +54-11-4332-1927

Ref.: Repurchase of Telefónica de Argentina S.A. Residual Shareholding.

Madrid, June 23rd, 2009

Dear Chairman,

I am writing to you in order to inform you that the Board of Directors of Telefónica, S.A., company that holds 98.2% of the capital stock of Telefónica de Argentina S.A. resolved on a meeting held today, to make an offer to purchase the remaining shareholding of Telefónica de Argentina, S.A currently held by third parties, by means of the residual shareholding repurchase procedure described in Chapter VII, Decree No. 677/01 of the Argentine Republic.  Likewise, this transaction will be executed pursuant to the regulations of the US Security and Exchange Commission that may be applicable to this repurchase procedure.

Said purchase offer is made as a result of the notice served by a minority shareholder of this company to Telefónica, S.A. last April 27th, 2009.

To that end, today, Telefónica S.A. has issued the Unilateral Statement of Will to Repurchase All the Remaining Capital Stock Held by Third Parties (in compliance with the provisions set forth in Decree No. 677/01, Section 25, Subsection a), which copy is attached hereto and which will be published under the terms of Section 28 of the aforementioned Decree.

Yours sincerely,

Ramiro Sánchez de Lerín
Secretary General and Secretary of the Board of Directors

Telefónica de Argentina S.A.

TELEFÓNICA DE ARGENTINA S.A.
Unilateral Statement of Will to Repurchase All the Remaining Capital Stock
Held by Minority Shareholders

TELEFÓNICA, S.A., a company organized in the Kingdom of Spain, domiciled at Gran Vía 28, 28013 Madrid, Spain, in its capacity as controlling shareholder of TELEFÓNICA DE ARGENTINA, S.A. (the "Company"), organized in the Argentine Republic, domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, hereby unilaterally states its will to repurchase all the remaining capital stock held by the Company’s minority shareholders, under the terms set forth in Sections 25, 26, 28, 29, 32, Subsection d), and related sections of Decree No. 677/2001 issued by the National Executive Branch of the Argentine Republic.

To that end, having the criteria stated in Section 32, Subsection d) of the aforementioned Decree 677/01 been duly weighted, TELEFÓNICA S.A. assessed the remaining shareholding held by the Company’s minority shareholders at AR$ 126,001,784 Argentinean Pesos. Therefore, TELEFÓNICA S.A. has decided as a fair price for each of the 126,001,784 outstanding shares of TELEFÓNICA DE ARGENTINA S.A. (including all the rights inherent thereto) held by said minority shareholders, the sum of one (1.00) Argentinean Peso payable to every person proving its capacity as shareholder of the Company.

The sum relevant to the fair price for all the shares held by minority shareholders will be deposited with BBVA BANCO FRANCÉS, S.A., domiciled at Reconquista 199, 1003 Buenos Aires, Argentina, within five business days as from the authorization granted by the Comisión Nacional de Valores [Argentinean SEC].

This Statement of Repurchase will result, per se and pursuant to law, in the withdrawal from the public offering and delisting of the shares of TELEFÓNICA DE ARGENTINA S.A. effective on date of the relevant public deed. In case of any doubt, the following phone line is made available to the shareholders (+34) 92 482 87 00.

Madrid, Spain, June 23rd 2009.

Mr. Ramiro Sánchez de Lerín
Secretary General and Secretary of the Board of Directors

Telefónica de Argentina S.A.

Note: The price included in this Statement of Repurchase –from the issue date to the deposit date of the relevant amounts- may be modified at Telefónica S.A. discretion, in case of occurrence of any event that may imply an adverse material change in the financial position or activities, outlooks or business of Telefónica S.A. or of any of its controlled and related companies, or in the conditions prevailing in the stock exchange of the Argentine Republic.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	June 24, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel